Exhibit (a)(5)(K)

PRESS RELEASE

BCP Crystal Acquisition GmbH & Co. KG and Celanese AG granted Advance Ruling Certificate in Canada

March 1, 2004.

      BCP Crystal Acquisition GmbH & Co. KG (the “Bidder”) has been notified that it has been granted an Advance Ruling Certificate in Canada for its acquisition of Celanese AG. The Bidder also announced that it has received the approval of the Vermont Department of Banking, Insurance, Securities and Health Care Administration in connection with the change in ultimate beneficial ownership of Celwood Insurance Company, a subsidiary of Celanese AG. The grant of the Advance Ruling Certificate and the receipt of the approval of the Vermont insurance regulatory authority satisfy two of the conditions necessary for the Bidder to consummate its tender offer for Celanese AG. The Bidder has previously been granted early termination of the waiting periods under the Hart-Scott-Rodino Act. Consummation still remains subject to certain other conditions, including at least 85% of the outstanding registered ordinary shares of Celanese AG being tendered into the offer.

      On February 2, 2004, the Bidder published the offer document pertaining to the voluntary public takeover offer for all outstanding registered ordinary shares with no par value of Celanese AG, Kronberg im Taunus, which was filed with the Securities and Exchange Commission (SEC) together with the Tender Offer Statement on Schedule TO on the same date. The acceptance period of the offer ends on March 15, 2004, at 24:00h Central European Time/ 6:00 p.m. New York City time, unless it is extended. The offer price is EUR 32.50 in cash, without interest, per registered ordinary share of Celanese AG.

      Pursuant to the German Securities Acquisition and Takeover Act and applicable U.S. securities laws, the acceptance period for the offer can be extended under certain circumstances as described in the offer document. If the acceptance period is extended, publication of such extension will be made by the Bidder in Germany by publishing a notice in the Börsen-Zeitung no later than one German business day prior to the date on which the acceptance period was scheduled to expire, and by a public announcement thereof in the U.S. The Bidder will also publish this announcement on the internet at its website, www.tbg-cag.de.